QUARTZ ANNOUNCES $5 MILLION FLOW-THROUGH AND NON-FLOW THROUGH FINANCING

December 9, 2011, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz” or the “Corporation”) (NEX: QZM.H; OTCBB: QZMRF) announces that it is in the process of arranging a private placement financing of at least $5 million, of which approximately $4 million will be flow-through shares at a price of $0.60 per share and the remainder will be non-flow through shares at a price of $0.50 per share. Insiders of the Company will participate in the financing. The shares issued will be subject to a four month hold period. Finder’s fees may be payable on a portion of the financing. The financing is subject to regulatory approval.

Proceeds from the financing will be used to acquire the Buck gold-silver property located in central British Columbia (the “Buck Property”) as described in the Company’s news release dated November 23, 2011, to advance exploration of the Buck Property, to graduate the Company from the NEX Exchange to Tier 2 of the TSX Venture Exchange and for general corporate and working capital purposes.

The Company is also pleased to announce the appointment of Simon Beller to the role of Chief Financial Officer and Xenia Kritsos to the role of Corporate Secretary. Mr. Beller is a Chartered Accountant and Chartered Business Valuator with over 10 years of experience in mergers, acquisitions, valuations, divestitures and financings. Mr. Beller is also Vice President, Corporate Finance at Hunter Dickinson Services Inc. Ms. Kritsos is an internationally qualified business lawyer with over 10 years of experience in providing advice in the mining infrastructure, technology and other sectors. Ms. Kritsos is also Legal Counsel for Hunter Dickinson Services Inc.

About Quartz

Quartz is a mineral exploration and development company based in Vancouver, Canada, which is currently listed on the NEX Exchange. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details on Quartz Mountain Resources Ltd., please visit www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Rene G. Carrier
President and Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Corporation expects are forward-.looking statements. Although the Corporation believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include uncertainty related to the completion of the required financing, the fulfillment of the conditions upon which the transaction described herein is dependent, market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Corporation, investors should review the Corporation's continuous disclosure filings that are available at www.sedar.com